Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS Q1 FISCAL 2020/21 RETAIL SALES

SALES SIGNIFICANTLY IMPACTED BY COVID-19

BUT ON AN  IMPROVING MONTHLY TREND WITHIN THE QUARTER

Whitley, UK, 9 July 2020 – Jaguar Land Rover retail sales for the three-month period to 30 June 2020 were significantly impacted by Covid-19 in line with the unprecedented market conditions, but improved month-on-month through the quarter.

June retail sales were 35,334 vehicles, down 24.9% year-on-year, but representing an improving monthly trend within the overall quarter, with total sales of 74,067 which was down 42.4% year-on-year. Strict lockdowns and social distancing measures for Covid-19 resulted in temporary shutdowns of most retailers and the company’s manufacturing plants in April and much of May.

Over 95% of Jaguar Land Rover’s retailers worldwide are now open or partially open and all of the company’s plants have resumed manufacturing, with the exception of the Castle Bromwich facility, which will gradually restart in August. All plants are operating on single shifts with social distancing measures in place and production ramping up as demand grows.

The sales recoveries in June for China and North America were particularly encouraging. China sales were only 7.4% lower year-on-year and North America sales were up 2.2%. UK sales were down 31.8% in the first month of retailers reopening (England from 1 June  and Northern Ireland, Scotland and Wales later in the month). The overseas region was down 33.1% and Europe was down 52.5%.

For the quarter, retail sales in China were only down 2.5% year-on-year as lockdown measures were lifted earlier than in other regions and the solid recovery continues. Retails in North America were down 32.1%, the UK was down 69.5%, Overseas down 46.9%, and Europe down 59.1%.

Inevitably retail sales of all models were lower year-on-year, but against this background the best-selling vehicles were the Range Rover Sport, the new Range Rover Evoque and the Land Rover Discovery Sport. Customer response to the new Land Rover Defender has been overwhelmingly positive and, as retailers have come back on line, there has been a surge of interest in the toughest and most capable Land Rover ever. Deliveries of the award-winning 4X4 started to ramp up in the quarter with 1,970 retails in June after only starting in the UK and Europe in May and the US in June, with China scheduled to begin in July.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“While the COVID-19 pandemic continues to impact the global auto industry, we are pleased to see initial green shoots of recovery. We are working alongside our retailers, planning for gradual recovery as lockdowns relax and economies respond. Through the quarter we continued to introduce new and updated Jaguar and Land Rover vehicles, to very positive response.

“For Jaguar, we were delighted to announce significant technology updates for the all-electric I-PACE.  The performance SUV now offers a new fast, intuitive infotainment system and quicker charging capability, making owning and driving an electric vehicle easier than ever. The Pivi Pro infotainment system is as intuitive to use as a smartphone and has enhanced EV navigation that can show you, dependent on market, if nearby charging stations are available and how long it will take to charge. With an 11kW on-board charger now standard, customers with access to three-phase electricity supply can fully-charge their I-PACE from empty in only 8.6 hours – ideal for overnight charging at home.  When charging ‘on the go’, a 100kW charger will add up to 78 miles (127km) in just 15 minutes.

“At Land Rover, we celebrated Range Rover’s 50th anniversary in June and unveiled a special edition Range Rover Fifty model, restricted to just 1,970 vehicles in recognition of the model’s launch year.  Half a century after it made its global debut, the original luxury SUV remains the benchmark for design, refinement and engineering innovation. Its sporting sibling, the Range Rover Sport, was the best-selling Land Rover in the quarter, testament to how Range Rover vehicles today are more desired than ever. We are delighted that the new Land Rover Defender, an icon reimagined for the digital age, has been named Car Design News “Production Car of the Year”. Its ramp-up and a further extension of our plug-in hybrid offer will all support the recovery in our sales. The new Range Rover Evoque and Land Rover Discovery Sport are now available with state-of-the-art PHEV technology, combining our new 1.5-litre 3-cylinder Ingenium petrol engine with a powerful electric motor delivering a total of 309PS and an impressive all-electric range of up to 41 miles (66km).”

Jaguar Land Rover will be releasing its financial results for the quarter ended 30 June 2020 later in the month, but ended the quarter with a stronger than expected cash position of about £2.7 billion (unaudited) and overall liquidity of about £4.6 billion including the company’s £1.9 billion revolving credit facility, which remains undrawn.

	June 2020		Q1 FY21 Apr - Jun 2020		Calendar year 2020 Jan - Jun 2020
	Units	YoY % Change	Units	YoY % Change	Units	YoY % Change
Jaguar Land Rover	35,334	(24.9%)	74,067	(42.4%)	183,936	(36.0%)
Jaguar	8,713	(41.7%)	18,787	(52.5%)	47,075	(47.0%)
Land Rover	26,621	(17.1%)	55,280	(37.9%)	136,861	(31.1%)

ENDS

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands. Land Rover is the world’s leading manufacturer of premium all-wheel-drive vehicles. Jaguar is one of the world’s premier luxury marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2019 Jaguar Land Rover sold 557,706 vehicles in 127 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and soon to be opened Battery Assembly Centre. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. We have seven technology hubs. In the UK these are based in Manchester, Warwick (NAIC) and London. Globally these are located in Shannon, Ireland, Portland, USA, Budapest, Hungary and Changshu, China.

We are confident that our comprehensive strategy, exciting pipeline of market-leading vehicles and innovative approach to technology and mobility will see us continue to progress towards Destination Zero, our mission to shape future mobility with zero emissions, zero accidents and zero congestion.

Jaguar Land Rover social channel:

- Twitter: https://twitter.com/jlr_news?lang=en @JLR_News

For more information visit www.media.jaguarlandrover.com or contact:

Joan Chesney, Corporate Affairs Manager

E:  jchesney@jaguarlandrover.com

T: +44 (0) 7467 448229

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.